# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marker Therapeutics, Inc., CIK 0001094038
CUSIP: 57055L206
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2450 Holcombe Blvd., TMC Partners Office 1.311, Houston, Texas (TX), 77021
Date of event which requires filing of this statement: 11/13/2025
Amends the filing with accession number 0001072613-18-000512
Filed by CIK 0001694560
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 16, L.P. (CIK 0001694560): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- NEA Partners 16, L.P. (CIK 0001712881): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- NEA 16 GP, LLC (CIK 0001712882): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,670,081; sole dispositive power 0; shared dispositive power 1,670,081; aggregate amount beneficially owned 1,670,081 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Marker Therapeutics, Inc.
Address of issuer's principal executive offices: 2450 Holcombe Blvd., TMC Partners Office 1.311, Houston, Texas (TX), 77021
Comment:
This Amendment No. 5 ("Amendment No. 5") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on October 25, 2018 (the "Schedule 13D"), Amendment No. 1 thereto filed on March 26, 2021 ("Amendment No. 1"), Amendment No. 2 thereto filed on May 17, 2024 ("Amendment No. 2"), Amendment No. 3 thereto filed on December 23, 2024 ("Amendment No. 3") and Amendment No. 4 thereto filed on August 18, 2025 ("Amendment No. 4"), relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 5 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 thereto).

This Amendment No. 5 is being filed to report that the beneficial ownership of Common Stock by the Reporting Persons (as defined below) has decreased by more than 1% as a result of an increase in the number of Common Stock outstanding.

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 16, L.P. ("NEA 16"); NEA Partners 16, L.P. ("NEA Partners 16"), which is the sole general partner of NEA 16; and NEA 16 GP, LLC ("NEA 16 LLC" and, together with NEA Partners 16, the "Control Entities"), which is the sole general partner of NEA Partners 16; and Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Scott D. Sandell ("Sandell") and Paul Walker ("Walker") (together, the "Managers"). The Managers are the managers of NEA 16 LLC.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of NEA 16, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi and Walker is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 16 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of each of the Managers is to manage the Control Entities, NEA 16 and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NEA 16 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 16 and NEA Partners 16 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
NEA 16 acquired the NEA 16 Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 16 and the other Reporting Persons may dispose of or acquire additional shares of the Issuer, including shares that may be acquired upon exercise of the Warrants prior to expiration. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 16 is the record owner of 1,625,678 shares of Common Stock and has a right, upon exercise of the Warrants and taking into account their respective Beneficial Ownership Limitations, to purchase up to 44,403 shares of Common Stock (the "Exercisable Shares") for a total deemed ownership of 1,670,081 shares of Common Stock (the "NEA 16 Shares"). As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 Shares. As members of NEA 16 LLC, each of the Managers may be deemed to own beneficially the NEA 16 Shares.

Each Reporting Person disclaims beneficial ownership of the NEA 16 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 16,717,530 shares of Common Stock, which includes the sum of (i) 16,673,127 shares of Common Stock reported by the Issuer to be outstanding as of November 6, 2025 on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025 and (ii) the Exercisable Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transaction in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934 as amended.

## Signatures
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (11/17/2025)
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (11/17/2025)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (11/17/2025)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (11/17/2025)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (11/17/2025)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (11/17/2025)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (11/17/2025)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (11/17/2025)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (11/17/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (11/17/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (11/17/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (11/17/2025)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (11/17/2025)
Comment: This Amendment No. 5 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.